UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14f-1

___________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENESIS BIOPHARMA, INC.

(Exact name of registrant as specified in its corporate charter)

NEVADA	000-53127	75-3254381
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21900 Burbank Blvd, Third Floor Woodland Hills, California 91367
(Address of principal executive offices)
Registrant’s telephone number, including area code:  (818) 992-3126

GENESIS BIOPHARMA, INC.
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

August 22, 2013

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GENESIS BIOPHARMA, INC.

INTRODUCTION

This Information Statement is being mailed on or about August 22, 2013 to the holders of record at the close of business on August 15, 2013 (the “Record Date”) of the common stock, par value $0.00004166 per share (the “Common Stock”), of Genesis Biopharma, Inc., a Nevada corporation (“we”, “us”, “our”, “Genesis” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

On July 24, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Lion Biotechnologies, Inc., a Delaware corporation (“Lion”) and the Company’s wholly-owned subsidiary, Genesis Biopharma Sub, Inc., a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into Lion, with Lion continuing as the surviving corporation under the name “Lion Biotechnologies Acquisition Corp.” (the “Surviving Corporation”) and a wholly-owned subsidiary of Genesis (the “Merger”). Pursuant to the terms of the Merger, all outstanding shares of Lion common stock were cancelled and converted into the right to receive an aggregate of 134,000,000 shares of Common Stock, and up to an additional 135,000,000 shares of Common Stock upon the achievement of certain milestones.  Lion as the Surviving Corporation has become the Company’s wholly-owned subsidiary and the former stockholders of Lion collectively hold approximately 8.9%, and may receive up to approximately 16.4% based on the milestones, of the issued and outstanding Common Stock.  In connection with the Merger, on July 24, 2013, the majority stockholder of Lion, Manish Singh, was appointed as the Company’s Chief Executive Officer and joined the Board as Chairman.  In addition, the composition of the Company’s Board will change further, as described in detail below.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

CHANGE OF BOARD OF DIRECTORS

In connection with the Merger, Manish Singh was appointed to the Board as Chairman on July 24, 2013, and the Company agreed to further reconstitute the Board as follows.  Effective 10 days after the mailing of this Information Statement, Sanford Hillsberg and Jay Venkatesan will be appointed to the Board, and Paul Kessler and David Voyticky will resign from the Board.  The resignations of Messrs. Kessler and Voyticky are not the result of any disagreement with the Company.  This change in the composition of the Board will result in a change in control of the Board.

Dr. Venkatesan is the managing member of ACM Capital Partners, LLC and the general partner of Ayer Capital Partners, LLC, both of which participated in the Restructuring described under “Previous Change of Control” below.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of the our knowledge, none of the incoming officers or directors or existing officers or directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of directors will not occur until at least 10 days following the filing and mailing of this Information Statement.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of stockholders. As of the Record Date, the Company had 1,509,381,197 shares of Common Stock, par value $0.000041666 per share, issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of August 9, 2013 (a) by each person known by us to own beneficially 5% or more of any class of our Common Stock, (b) by each of our current directors and executive officers and (d) by all of our current executive officers and directors as a group. As of August 9, 2013 there were 1,509,381,197 shares of our Common Stock issued and outstanding.  Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the address of each stockholder is c/o Genesis Biopharma, Inc. at 21900 Burbank Blvd, Third Floor, Woodland Hills, California 91367.

Name and address	Shares of Common Stock Beneficially Owned (1)		Percent of Common Stock Beneficially Owned (1)
5% or greater owners:
Ayer Capital Management LP(2) 230 California Street, Suite 600 San Francisco, CA 94111	560,401,150		37.1%

Bristol Investment Fund Ltd. (3) Bristol Capital Advisors, LLC 10690 Wilshire Boulevard, Suite 1050 Los Angeles, CA 90024	415,566,430		27.5%

Alpha Capital Anstalt Pradafant 7 9490 Furstentums Vaduz, Lichtenstein	141,943,396	(4)	9.4%
Directors and executive officers:
Manish Singh	120,600,000	(5)	8.0%
Paul Kessler	415,566,430	(6)	27.5%
Michael Handelman	833,250	(7)	*
Merrill A. McPeak	35,133,215	(8)	2.3
David Voyticky	19,981,082	(9)	1.3
All directors and executive officers as a group (5 persons) (10)	592,113,977		39.2%

* - less than 1%.

(1)
Applicable percentage ownership is based on 1,549,381,197 shares of Common Stock outstanding at August 9, 2013. The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(2)
Based on a Schedule 13G filed with the SEC on June 3, 2013 by Ayer Capital Management, LP, ACM Capital Partners, LLC, Jay Venkatesan, Ayer Capital Partners Master Fund, L.P. and Ayer Capital Partners, LLC.  Jay Venkatesan is the Managing Member of ACM Capital Partners, LLC and Ayer Capital Partners Master Fund, L.P.

(3)
Based on a Schedule 13D/A on August 7, 2013, Bristol Investment Fund, Ltd. owns 399,873,215 shares and Bristol Capital, LLC owns 15,696,215 shares.  Paul Kessler, as manager of the investment advisor to Bristol Investment Fund, Ltd. ("BIF") and the manager of Bristol Capital, LLC, has power to vote and dispose of the shares owned by these funds.  Mr. Kessler disclaims beneficial ownership of the shares owned by BIF.  Mr. Kessler currently serves on the Company's Board of Directors

(4)
Includes 40,000,000 shares of Common Stock that we have agreed to issue, for no additional consideration, to Alpha Capital Anstalt at time upon the request of Alpha Capital Anstalt.  On May 6, 2013, Alpha Capital Anstalt paid us $400,000 for the right to receive these shares.  Alpha Capital Anstalt is prohibited from exercising its right to receive these 40,000,000 shares if such issuance would result in Alpha Capital Anstalt owning beneficially more than 9.99% of the outstanding shares of our Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

(5)
Dr. Singh acquired these 120,600,000 shares on July 24, 2013 as consideration for his shares of Common Stock of Lion Biotechnologies, Inc., which company we acquired in the Merger on that date.  The merger agreement also provides that during the 12-month period following the Merger, for each $1,000,000 of gross proceeds received by us from any financings, licensing or similar transaction (except from certain listed investors), Dr. Singh will receive 4,050,000 additional shares of Common Stock, up to a maximum of 60,750,000.  In addition, under the merger agreement, Dr. Singh is also entitled to 60,750,000 additional shares of Common Stock if, during the 18 months following the closing of the Merger, the closing price per share of our Common Stock equals or exceeds $0.04, as adjusted for any stock split reverse stock split, recapitalization or the like, and $100,000 of our Common Stock is traded for any 10 out of 30 consecutive trading days.

(6)	Represents the 415,566,430 shares owned by Bristol Investment Fund, Ltd. and Bristol Capital, LLC described in footnote (3) above, and 13,353,215 shares owned by Mr. Kessler.

(7)	Consists of options to purchase 833,250 shares of Common Stock that are exercisable currently or within 60 days of August 9, 2013.

(8)	Includes options to purchase 500,000 shares of Common Stock that are exercisable currently or within 60 days of August 9, 2013.

(9)
Includes (i) options to purchase 1,000,000 shares of common stock that are exercisable currently or within 60 days of August 9, 2013 and (ii) 13,353,215 shares of common stock held by Matrix Group International, Inc.  Mr. Voyticky is chairman of Matrix Group International, Inc. and accordingly exercises voting and/or investment control over the shares held by Matrix Group International, Inc.

(10)	Includes 562,872,860 shares of Common Stock and options to purchase 2,333,250 shares of Common Stock that are exercisable currently or within 60 days of August 9, 2013.

PREVIOUS CHANGE OF CONTROL

On May 22, 2013, the Company completed a restructuring (the “Restructuring”) of its unregistered debt and equity securities, thereby undergoing a change in control.  Under the Restructuring, certain creditors, investors, placement agents and consultants were issued approximately 94% of the Company’s outstanding voting equity interests, with Ayer Capital Partners Master Fund, L.P. together with certain of its affiliates (the “Ayer Funds”) and Bristol Investment Fund, Ltd., together with certain of its affiliates (“Bristol”), each beneficially owning greater than 10% of the Company’s outstanding voting securities.  In consideration of $250,000 in cash and the conversion of $5,317,286.50 of debt in the Restructuring, the Ayer Funds at the time beneficially owned approximately 40.75% of the Company’s outstanding voting securities.  In consideration of $341,111.40 in cash and the conversion of $2,924,769.92 of Debt in the Restructuring, Bristol at the time beneficially owned approximately 29.25% of the Company’s outstanding voting securities.  Prior to the Restructuring, control of the Company was widely disseminated among various stockholders, including the Ayer Funds and Bristol.  To the Company’s knowledge, there was no agreement or understanding among members of the former and new control groups.  Following the Restructuring, there has not been any arrangement known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change of control of the Company.

DIRECTORS AND OFFICERS

In connection with the Merger, General Merrill McPeak continues to serve on the Board but stepped down as Interim Chief Executive Officer, and Manish Singh was appointed to serve as Chief Executive Officer and Chairman of the Board.  In addition, Paul Kessler and David Voyticky will resign from the Board, and Sanford Hillsberg and Jay Venkatesan will be appointed to the Board, in each case effective 10 days after the mailing of this Information Statement.

The following discussion sets forth the information regarding the Company’s current executive Officers and Directors and the proposed executive Officers and Directors after completing the Board reconstitution contemplated by the Merger Agreement.  Our Board is comprised of only one class of Directors.

Current Executive Officers and Directors

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Positions Held
Manish Singh	45	Chief Executive Officer and Chairman of the Board
Paul Kessler	52	Director
General Merrill McPeak	77	Director
David Voyticky	43	Director
Michael Handelman	53	Chief Financial Officer & Secretary

Set forth below are brief accounts of the business experience of each director and executive officer of the Company.

Manish Singh.  Dr. Singh has served as the Company’s Chief Executive Officer and Chairman of the Board since his appointment on July 24, 2013.  Prior to founding Lion Biotechnologies, Dr. Singh served as the President, Chief Executive Officer and as a Director of ImmunoCellular Therapeutics, Ltd from February 2008 to August 2012. Dr. Singh served as a Director at California Technology Ventures, a venture capital firm from June 2003 to December 2007. He managed investments made by that venture capital firm in a number of medical device and biotechnology companies and served as a board director or board observer for several of the firm’s portfolio companies. From October 1995 to June 2003, he held various management and scientific positions with Odysseus Solutions, Cell Genesys, Chiron Corporation and Genetic Therapy, Inc. Dr. Singh has an MBA from UCLA, a Ph.D. in Chemical and Biochemical Engineering from the University of Maryland Baltimore County, an M.S. in Chemical Engineering from Worcester Polytechnic Institute and a B.S. in Chemical Engineering from the Indian Institute of Technology, Roorkee.  None of the above described organizations are affiliated with the Company.

Paul Kessler. Paul L. Kessler joined the Board of Directors on May 22, 1013 as part of the Restructuring.  In 2000, Mr. Kessler founded Bristol Capital Advisors, LLC, a Los Angeles based investment advisor, and has served as its Principal and Portfolio Manager from 2000 through the present.  Mr. Kessler currently is a director on the Board of Directors of Wizard World, Inc., a public company that produces pop culture and live multimedia conventions.

Merrill A. McPeak. General (Ret.) McPeak has served as a member of our Board of Directors since July 2011.  In addition, General McPeak served as our interim Chief Executive Officer from January 14, 2013 until July 24, 2013.  General McPeak currently is the President of McPeak and Associates, a consulting firm that he founded in 1995. He has previously served as a director of several public companies, including Tektronix, Inc., Trans World Airlines, Inc., and ECC International Corp., where he was for many years the chairman of the Board. Since 2010, General McPeak has served as a director of Miller Energy Resources, Inc., a public company engaged in oil and gas exploration, production and related property management, and since August 2008 as a director of Point Blank Solutions, Inc., a former public company that on April 14, 2010 filed a voluntary petition for relief under Chapter 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. General McPeak also currently serves as a director of many other companies, including DGT Holdings, Corp., a public company that develops, manufactures and markets medical and dental imaging systems and power conversion subsystems and components worldwide, since April 2005, and Derycz Scientific Inc. since November 2010, Mosquito Consolidated Gold Holdings since October 2011, and Chairman of the company since November, 2011. He is a director of Coast Plating, Inc., a privately held turnkey provider of metal processing and metal finishing services, since January 2009, and, since December 2003 , he has been the Chairman of the Board of Ethicspoint, Inc., a provider of risk management and compliance software-as-a-service, including secure, anonymous reporting of ethical violations in the workplace.

From 1990 until his retirement from active military service in late-1994, General McPeak was Chief of Staff of the United States Air Force. As a member of the Joint Chiefs of Staff, General McPeak was a military advisor to the Secretary of Defense and the President of the United States. General McPeak received a Bachelor of Arts degree in economics from San Diego State College and a Master of Science degree in international relations from George Washington University, and is a member of the Council on Foreign Relations.

David Voyticky. Mr. Voyticky has been a member of our Board of Directors since July 2011. Since April 2010, he has been a director of Miller Energy Resources, Inc., a public company that engages in the exploration, production, and drilling of oil and natural gas resources in the United States, and has been its President since June 9, 2011. Mr. Voyticky has over 15 years of domestic and international mergers and acquisitions, restructuring and financing experience. Since August 2005, Mr. Voyticky has been an independent consultant to companies in the middle market on value maximization strategies, providing strategic and capital markets advice to high growth businesses. He served as a vice president with Goldman, Sachs & Co. from June 2000 to May 2002, a vice president of Houlihan Lokey Howard & Zukin Capital, Inc. in Los Angeles from July 2002 to January 2005, and an associate with J.P. Morgan in London and New York from June 1996 to May 2000. During that period, he advised public and private domestic and multinational corporations and financial sponsors on mergers, acquisitions, divestitures, joint ventures, cross-border transactions, anti-raid (defense) preparation and capital-raising activities. Mr. Voyticky designed and was a founding partner of Red Mountain Capital Partners. From December 2005 through June 2006, Mr. Voyticky was a partner in the $300 million re-launch of Chapman Capital L.L.C., an activist hedge fund focused on publicly traded middle market companies. He served on the Board of Directors of Best Energy Services, Inc. from January 2010 to February 2011. In July 2011, Mr. Voyticky was named to the board of a biotechnology company, Genesis Biopharma, Inc., and in January 2012, he was named to the board of Mosquito Consolidated Gold Mines, Ltd. Mr. Voyticky received a J.D. and a M.B.A degree from the University of Michigan and a Masters in International Policy and Economics from the Ford School at the University of Michigan. He also received a Bachelor of Arts in Philosophy from Pomona College.

Michael Handelman. Mr. Handelman has served as our Chief Financial Officer and Executive Vice President since February 2011.  He also was on our Board of Directors from February 2011 until the Restructuring in May 2013.  Mr. Handelman served as the Chief Financial Officer and as a financial management consultant of Oxis International, Inc., a public company engaged in the research, development and commercialization of nutraceutical products, from August 2009 until October 2011. From November 2004 to July 2009, Mr. Handelman served as Chief Financial Officer and Chief Operating Officer of TechnoConcepts, Inc., formerly a public company engaged in designing, developing, manufacturing and marketing wireless communications semiconductors, or microchips. Prior thereto, Mr. Handelman served from October 2002 to October 2004 as Chief Financial Officer of Interglobal Waste Management, Inc., a manufacturing company, and from July 1996 to July 1999 as Vice President and Chief Financial Officer of Janex International, Inc., a children’s toy manufacturer. Mr. Handelman was also the Chief Financial Officer from 1993 to 1996 of the Los Angeles Kings, a National Hockey League franchise. Mr. Handelman is a certified public accountant and holds a degree in accounting from the City University of New York.

There are no family relationships among any of our directors, executive officers or key employees.

The Company’s directors are elected annually for a one year term or until their respective successors are duly elected and qualified. The Company’s executive Officers serve at the discretion of the Board.

Proposed Executive Officers and Directors

The following table sets forth certain information regarding the Company’s directors and executive officers upon 10 days from the date of the mailing of this Information Statement:

Name	Age	Title
Manish Singh	45	Chief Executive Officer and Chairman of the Board
General Merrill McPeak	77	Director
Sanford Hillsberg	64	Director
Jay Venkatesan	41	Director
Michael Handelman	53	Chief Financial Officer & Secretary

Set forth below are brief accounts of the business experience of each director and executive officer not previously mentioned above.

Sanford Hillsberg.  Mr. Hillsberg has been an attorney with TroyGould PC since 1976 and is a member of the firm’s Management Committee.  Mr. Hillsberg currently is the Chairman of the Board of Directors of Galena Biopharma, Inc., a publicly-held biopharmaceutical company focused on developing oncology treatments.  He has served on Galena Biopharma’s Board of Directors since 2007.  Mr. Hillsberg was a founder and until December 2007, served as a director and Secretary of ImmunoCellular Therapeutics, Ltd., a publicly-held clinical-stage biotechnology company focused on developing immune-based therapies to treat cancer, and its predecessor company since February 2004.  Mr. Hillsberg served as a director and Secretary of Duska Therapeutics, Inc., a publicly-held biopharmaceutical company, and its predecessor company from 1999 until January 2006. He previously served as a director and Vice President of Medco Research, Inc., a then publicly-held pharmaceutical company. Mr. Hillsberg is a member of the Board of Governors of Cedars-Sinai Medical Center and has also previously served as a Commissioner of the Quality and Productivity Commission of the City of Los Angeles. Mr. Hillsberg holds a B.A. degree from the University of Pennsylvania and a J.D. degree from Harvard Law School.

Jay Venkatesan. Dr. Venkatesan currently is the Managing Member and the Portfolio Manager of Ayer Capital Management LP, a position that he has held since founding that dedicated health care investment fund in 2008.  Prior to founding Ayer Capital, Dr. Venkatesan was a Director at Brookside Capital Partners, the $9.8 billion hedge fund group affiliated with Bain Capital.  Prior to joining Brookside, Dr. Venkatesan was the founder and CEO of Varro Technologies, a knowledge management software Company focused on the life sciences.  Previously, he was involved in healthcare venture investing at Patricof & Co. Ventures and in consulting at McKinsey & Company.  Dr. Venkatesan received his M.D. from the University of Pennsylvania School of Medicine and his MBA from the Wharton School of the University of Pennsylvania.  He received his B.A., magna cum laude, from Williams College, where he was elected to Phi Beta Kappa.

CORPORATE GOVERNANCE

The Board and Committees

Director Independence

We believe that David Voyticky and Merrill A. McPeak qualify as “independent directors” under the Nasdaq Stock Market’s listing standards, and that Sanford Hillsberg and Jay Venkatesen will also qualify as “independent directors” when they join the Board of Directors upon reconstitution of the Board as described in this Information Statement.

Our common stock is traded on the OTC Bulletin Board under the symbol “GNBP.”  The OTC Bulletin Board electronic trading platform does not maintain any standards regarding the “independence” of the directors for our Board of Directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Our Board has a standing Audit Committee, Nominating and Governance Committee, and Compensation Committee.

Audit Committee. The Audit Committee operates pursuant to a written charter. Among other things, the Audit Committee is responsible for:
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
  hiring our independent registered public accounting firm, and coordinating the oversight and review of the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm; and
  reviewing and, if appropriate, approving all transactions between our company or its subsidiaries and any related party.
Prior to the reconstitution of the Board, General McPeak and David Voyticky constitute the members of the Audit Committee. Mr. Voyticky is a non-employee director and independent as defined under The Nasdaq Stock Market’s listing standards.  Mr. Voyticky has significant knowledge of financial matters, and our Board has designated him as the “audit committee financial expert” of the Audit Committee.  Effective 10 days after the mailing of this Information Statement, Mr. Voyticky will resign as a director and as a member of the Audit Committee.  Our Board of Directors has designated Jay Venkatesan to replace Mr. Voyticky as both the “audit committee financial expert” and the Chairman of the Audit Committee.  Dr. Venkatesan received an M.B.A. from the University of Pennsylvania - The Wharton School, currently is the Managing Partner at Ayer Capital Management, LP, and has worked as a business and investment analyst for over five years.

Nominating and Governance Committee. The Nominating and Governance Committee recommends candidates to be nominated for election as directors at our annual meeting, consistent with criteria approved by the Board; develops and regularly reviews corporate governance principles and related policies for approval by the Board; oversees the organization of the Board to discharge the Board’s duties and responsibilities properly and efficiently; and sees that proper attention is given and effective responses are made to stockholder concerns regarding corporate governance. The Nominating and Governance Committee also reviews proposed changes to our Articles of Incorporation, Bylaws and Board committee charters and conducts ongoing reviews of potential related party transactions and conflicts of interest, including the review and approval of all “related person transactions” as defined under SEC rules.

Usually, nominees for election to our Board are proposed by our existing directors. In identifying and evaluating individuals qualified to become Board members, our current directors will consider such factors as they deem appropriate to assist in developing a Board of Directors and committees thereof that are diverse in nature and comprised of experienced and seasoned advisors. Our Board of Directors has not adopted a formal policy with regard to the consideration of diversity when evaluating candidates for election to the Board. However, our Board believes that membership should reflect diversity in its broadest sense, but should not be chosen nor excluded based on race, color, gender, national origin or sexual orientation. In this context, the Board does consider a candidate’s experience, education, industry knowledge and, history with the Company, and differences of viewpoint when evaluating his or her qualifications for election the Board. In evaluating such candidates, the Board seeks to achieve a balance of knowledge, experience and capability in its composition. In connection with this evaluation, the Board determines whether to interview the prospective nominee, and if warranted, one or more directors interview prospective nominees in person or by telephone.

Prior to the reconstitution of the Board, Merrill McPeak and David Voyticky constitute the members of the Nominating and Governance Committee.  Following his resignation from the Board and the Nominating and Governance Committee effective 10 days after the mailing of this Information Statement, Mr. Voyticky will be replaced by Sanford Hillsberg on the Nominating and Governance Committee.

Compensation Committee. The Compensation Committee is responsible for the compensation of our executives and directors; reviews and approves any reports required by the SEC for inclusion in the annual report and proxy statement; provides general oversight of our compensation structure; and, if deemed necessary, retains and approves the terms of the retention of compensation consultants and other compensation experts. Other specific duties and responsibilities of the Compensation Committee include reviewing senior management selection and overseeing succession planning; reviewing and approving objectives relevant to executive officer compensation, evaluating performance and determining the compensation of executive officers in accordance with those objectives; approving severance arrangements and other applicable agreements for executive officers; overseeing our equity-based and incentive compensation; and establishing compensation policies and practices for service on the Board and its committees and for the Chairman of the Board.

Prior to the reconstitution of the Board, David Voyticky and Merrill McPeak constitute the members of the Compensation Committee.  Effective 10 days after the mailing of this Information Statement, our current members of the Compensation Committee will be replaced by Sanford J. Hillsberg and Jay Venkatesan.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2012, the Board held 12 meetings, all of which were held in person.  Each director attended 100% of the total number of meetings of the Board.

Code of Ethics

The Board of Directors has adopted a Code of Ethics and Business Conduct to provide guidance to our executive officers regarding standards for conduct of our business, which code has been delivered to all of our executive officers. The full text of our Code of Ethics is available on our website at www.genesis-biopharma.com. A copy of our Code of Ethics will be furnished without charge to any person upon written request. Requests should be sent to Secretary, Genesis Biopharma, Inc., 21900 Burbank Blvd, Third Floor, Woodland Hills, California 91367.

Communication with Directors

Stockholders or other interested parties may communicate with the Company’s directors by sending mail to: 21900 Burbank Blvd, Third Floor, Woodland Hills, California 91367.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Commission and to provide us with copies of those filings. Based solely on our review of the copies received by us and on the written representations of certain reporting persons, we believe that all such Section 16(a) filing requirements were timely met during 2012.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth the compensation for services paid in all capacities for the two fiscal years ended December 31, 2012 to Anthony Cataldo, who has served as our President and Chief Executive Officer during 2012 and to Michael Handelman, who has served as our Chief Financial Officer during 2012, and who was our only executive officer who received compensation in excess of $100,000 in either 2012 or 2011.  Mr. Cataldo and Mr. Handelman are our “named executive officers.”  Mr. Cataldo took a leave of absence from his position as the Company’s Chief Executive Officer on January 14, 2013, and then resigned in connection with the Restructuring on May 22, 2013.  Manish Singh currently is our Chief Executive Officer.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($) (1)		All other Compen- sation ($)	Total ($)
Anthony Cataldo	2012	$300,000	$–	$–		$–			$300,000
President and Chief Executive Officer(3)	2011	275,000	–	7,912,037	(2)(3)	2,492,750	(1)		10,679,787

Michael Handelman	2012	180,000	–	–		–			180,000
Chief Financial Officer	2011	110,000	–	–		2,492,750	(1)		2,602,750

(1)
Represents Black-Scholes value of options as determined on the date of grant.  Represents options to purchase 2,500,000 shares, which options were granted under the 2011 Equity Compensation Plan, have an exercise price of $1.25 per share, and vest in equal monthly installments over five (5) years.

(2)
On May 27, 2011, as additional compensation for Mr. Cataldo’s services, we issued 3,000,000 shares of our common stock to Mr. Cataldo. The closing price of our common stock on May 27, 2011 was $1.27 per share. The shares were not issued pursuant to any existing stock incentive or option plan.

(3)	Includes the value of 3,501,485 shares (valued at $4,902,037) transferred to Ines Garcia, Mr. Cataldo’s wife, which shares were accounted as additional compensation to Mr. Cataldo.

2012 Grants of Plan-Based Awards

We did not grant any stock options in 2012 to our named executive officers under our 2011 Equity Incentive Plan or otherwise.

Director Compensation

The following table sets forth information concerning the compensation paid to each of our non-employee directors during 2012 who was a director during 2012, for their services rendered as directors.  The compensation of the Chief Executive Officer and Chief Financial Officer is described in the Summary Compensation Table above.

Director Compensation Table

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Martin Schroeder	$0	$—	$—	$—	$0
Dr. L. Stephen Coles	36,000	—	—	—	36,000
Dr. William Andrews	36,000	—	—	—	36,000
Merrill A. McPeak	0	—	—	—	0
David Voyticky	0	—	—	—	0
_______________________
(1) Represents Black Scholes value as determined on the date of grant.

2011 Equity Incentive Plan

As of October 14, 2011, the Company’s Board of Directors, based upon the approval and recommendation of the Compensation Committee, adopted the Company’s 2011 Equity Incentive Plan (the “2011 Plan”).

Employees, directors, consultants and advisors of the Company are eligible to participate in the 2011 Plan. The 2011 Plan was adopted to encourage selected employees, directors, consultants and advisors to improve operations, increase profitability, accept or continue employment or association with the Company through the participation in the growth in value of the common stock of the Company. The 2011 Plan is to be administered by the Board of Directors or the Company’s Compensation Committee. The Board has delegated the administration of the 2011 Plan to our Compensation Committee.

The 2011 Plan initially had 18,000,000 shares of common stock reserved for issuance in the form of incentive stock options, non-qualified options, common stock, and grant appreciation rights.  The 2011 Plan has not been adopted by the stockholders and, accordingly, no incentive stock options can be granted under that plan.  In August 2013 our Board of Directors and a majority of our stockholders approved an amendment to increase the number of shares available under the 2011 Plan from 18,000,000 shares to 170,000,000 shares, and an amendment to increase the number options or other awards that can be granted to any one person during a twelve (12) month period from 5,000,000 shares to 30,000,000 shares.

Options and SARs. The exercise price of non qualified options and the base value of a stock appreciation right (“SAR”) shall not be less than the fair market value of the common stock on the date of grant. The exercise price of an incentive stock option shall not be less than the fair market value of the stock covered by the option at the time of grant and in instances where a grantee possesses more than ten (10%) percent of the combined voting power of all classes of stock of the Company, the exercise price shall not be less than one hundred and ten (110%) percent of the fair market value of the common stock at the time of grant.

Options granted under the 2011 Plan may be exercisable in cumulative increments, or "vest," as determined by the Board.  Our Board has the power to accelerate the time as of which an option may vest or be exercised.

Subject to certain exceptions, the maximum term of options and SARS under the 2011 Plan is ten years. Generally, Options and SARs awarded under the 2011 Plan generally will terminate ninety (90) days after termination of the participant’s service; however, pursuant to the terms of the 2011 Plan. Incentive stock options may not be transferred otherwise than by will or by the laws of descent.

Restricted Stock Awards. Our Board may issue shares of restricted stock under the 2011 Plan as a grant or for such consideration, including services, and, subject to the Sarbanes-Oxley Act of 2002, promissory notes, as determined in its sole discretion.

Shares of restricted stock acquired under a restricted stock purchase or grant agreement may, but need not, be subject to forfeiture to the Company or other restrictions that will lapse in accordance with a vesting schedule to be determined by our Board.  In the event a recipient’s employment or service with the Company terminates, any or all of the shares of Common Stock held by such recipient that have not vested as of the date of termination under the terms of the restricted stock agreement may be forfeited to the Company in accordance with such restricted stock agreement.

Rights to acquire shares of common stock under the restricted stock purchase or grant agreement shall be transferable by the recipient only upon such terms and conditions as are set forth in the restricted stock agreement, as the Board shall determine in its discretion, so long as shares of Common Stock awarded under the restricted stock agreement remains subject to the terms of the such agreement.

Adjustment Provisions.  If any change is made to our outstanding shares of Common Stock without the Company’s receipt of consideration (whether through stock split, stock dividend, recapitalization, or other specified change in the capital structure of the Company), appropriate adjustments may be made in the class and maximum number of shares of Common Stock subject to the 2011 Plan and outstanding awards.

Effect of Certain Corporate Events.  In the event of a liquidation, merger or consolidation or a sale of all or substantially all of the assets of the Company, any surviving or acquiring corporation may assume awards outstanding under the 2011 Plan or may substitute similar awards.  Unless the stock award agreement otherwise provides, in the event any surviving or acquiring corporation does not assume such awards or substitute similar awards, then the awards will terminate if not exercised at or prior to such event. Our Board may, however, in its sole discretion declare all outstanding options, stock appreciation rights and other awards in the nature of rights that may be exercised to become fully vested and exercisable, and all restrictions on all outstanding awards to lapse, in each case as of such date as the Administrator may, in its sole discretion, declare. Our Board may discriminate among participants or among awards in exercising such discretion.

Duration, Amendment and Termination.  The Board may suspend or terminate the 2011 Plan without stockholder approval or ratification at any time or from time to time.  Unless sooner terminated, the 2011 Plan will terminate ten years from the date of its adoption by the Board, in October 2021. The Board may also amend the 2011 Plan at any time, and from time to time.  However, subject to certain exceptions, no amendment will be effective unless approved by our stockholders to the extent stockholder approval is necessary to preserve incentive stock option treatment for federal income tax purposes.

2010 Stock Incentive Plan

On March 29, 2010, our Board adopted the Genesis Biopharma, Inc. 2010 Equity Compensation Plan (the “2010 Plan”) pursuant to which the Board reserved an aggregate of 3,500,000 shares of common stock for future issuance. The 2010 Plan provided for awards of incentive stock options, non-qualified stock options, rights to acquire restricted stock, rights to acquire unrestricted stock, and stock appreciation rights, or SARs, but since we did not obtain stockholder approval of the 2010 Plan within twelve (12) months after the date the Board adopted the 2010 Plan, incentive stock options could not be granted. Under the 2010 Plan, no option could have a term of more than 10 years from the date of grant and the exercise price of non-qualified options and the base value of a stock appreciation right shall not be less than the fair market value of the common stock on the date of grant. As of October 2011, when the 2011 Plan was adopted, options to for the issuance of all 3,500,000 shares had been granted under the 2010 Plan, and no shares were available for additional grants under the 2011 Plan.

Outstanding Equity Awards

The following table sets forth outstanding equity awards held by our named executive officers as of December 31, 2012 under our 2010 Plan and 2011 Plan:

2012 Outstanding Equity Awards at Fiscal Year-End

	Number of Securities Underlying Unexercised Options (#)
Name	Exercisable	Unexercisable	Option Exercise Price($)	Option Expiration Date
Anthony Cataldo President and Chief Executive Officer(1)(2)	833,250	1,166,750	$1.25	10/14/2021
Michael Handelman Chief Financial Officer and Treasurer(1)	833,250	1,166,750	$1.25	10/14/2021

(1)   These options vest in equal monthly installments over five (5) years.
(2)           Mr. Cataldo has resigned and no longer is this Company’s President and Chief Executive Officer.

Option Exercises and Stock Vested

There were no exercises of stock options by any of our named executive officers during 2012.

Employment Agreements

As of the date of this Information Statement, we have entered into employment agreements with Manish Singh, who serves as our Chief Executive Officer, and Michael Handelman who serves as our Chief Financial Officer, Executive Vice President and Secretary.

Manish Singh.  In connection with his appointment as Chief Executive Officer and Chairman of the Board, we entered into an employment agreement (the “Employment Agreement”) with Dr. Singh pursuant to which we are required to pay Dr. Singh an annual base salary of $34,000 until this Company raises at least $1,000,000 in additional financing.  If we raise at least $1,000,000, Dr. Singh’s annual salary will at that time increase to $350,000.  In addition to his base salary, Dr. Singh will be eligible to participate in the Company’s annual incentive compensation program, with a target potential bonus of 30% of Dr. Singh’s salary, conditioned upon the satisfaction of individual and company objectives.  Dr. Singh will also be entitled to health and other benefits programs and, on July 24, 2014, he will also be eligible to receive stock option grants under the Company’s stock option plan.

Dr. Singh’s employment under the Employment Agreement is “at-will” and not for any specific period of time.  As a result, Dr. Singh is free to resign at any time, for any or no reason, and the Company may terminate Dr. Singh’s employment at any time, with or without cause.  However, in the event that the Company terminates the Employment Agreement without cause then (1) the Company will be required to make a lump sum payment to Dr. Singh equal to 12 months of his base annual salary, (2) any unvested stock options will become fully vested and Dr. Singh will have one year within which to exercise his vested options.  If Dr. Singh terminates his employment for “good reason” as defined in the Employment Agreement, he will receive the severance benefits described in the preceding sentence.

Michael Handelman.  In 2011 we entered into an employment agreement with Michael Handelman.  The employment agreement became effective as of May 1, 2011 and has a term of five years from the effective date.  Under that agreement, Mr. Handelman is entitled to receive the annual base salary of $180,000, has the right to receive benefits under the Company’s benefit plans, if and when such plans exist, and will have the opportunity to earn performance bonuses as determined by the Company’s Compensation Committee or any bonus plans then in effect.  Additionally, under the terms of Mr. Handelman’s employment agreement, he received a stock option to purchase up to 2,500,000 shares of the Company’s common stock, exercisable at $1.25 a share, under the Company’s 2011 Equity Compensation Plan.  The options have a ten-year term and vest in equal monthly installments over the five-year period commencing on the effective date of the employment agreement..

Mr. Handelman’s employment agreement contains a provision for an additional payment in the event we terminate his employment without “cause” (as defined), or if we terminate his employment upon a change in control of the Company. If his employment with the Company terminates under either of these circumstances, then, in addition to any other benefits he is entitled to receive, Mr. Handelman shall receive the following:

i.           all compensation and benefits earned through the date of his employment agreement;

ii.           a lump sum payment equivalent to the remaining base salary (as in effect prior to the change in control) due from the date of involuntary termination to the end of the term of the employment agreement; and

iii.           reimbursement for the cost of medical, life, disability insurance coverage at a level equivalent to that provided by the Company (if provided) for a period expiring upon the earlier of: (a) one year; or (b) the time Mr. Handelman begins alternative employment wherein said insurance coverage is available and offered to him.

If Mr. Handelman’s employment terminates as a result of his death or disability, Mr. Handelman (or his estate) shall be entitled to a pro-rata share of the target bonus in addition to all compensation and benefits earned through the date of termination.  Had Mr. Handelman’s employment been terminated by us without “cause” or following a change in control on December 31, 2012, Mr. Handelman would have been entitled to receive severance payments equal $520,000 and health insurance benefits of $9,264 (representing the family health benefit payments for a twelve-month period).

Certain Relationships and Related Party Transactions

Our Board of Directors is responsible for reviewing and approving, as appropriate, all transactions with related persons. Transactions between us and one or more related persons, including directors, officers or significant shareholders, may present risks or conflicts of interest or the appearance of conflicts of interest. It is understood, however, that certain relationships or transactions may arise that would be deemed acceptable and appropriate so long as there is full disclosure of the interest of the related parties in the transaction and review and approval by disinterested directors to ensure there is a legitimate business reason for the transaction and that the transaction is fair to us and our stockholders. While we do not have a formal written policy with respect to the approval of related party transactions, it is the policy of the Board of Directors that all related party transactions are approved by a majority of the disinterested directors, after disclosure to such directors of all material terms of the transactions, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction.

Emmes Group Consulting LLC. Effective as of February 15, 2011, we entered into a consulting agreement with Emmes Group Consulting LLC, a strategic business consulting firm (“Emmes”). Mr. Schroeder, one of this company’s directors during from June 2011 through May 20, 2013, is an Executive Vice President and Managing Director of Emmes and the Emmes Group, Inc. Under the consulting agreement, Emmes agreed to assist and advise us with respect to the development of an overall strategic business plan, the identification of in-licensing therapeutic opportunities, and raising debt and equity capital. In consideration for the foregoing consulting services, we issued to Emmes a ten-year warrant to purchase up to 100,000 shares of our common stock at an exercise price of $1.26 per share. In addition, we agreed to pay Emmes $10,000 per month. The initial term of the consulting agreement expired on May 15, 2011, but continued in accordance with the terms of the consulting agreement for an unspecified term until terminated at any time by either party with or without cause.

Effective August 1, 2011, we amended the consulting agreement to increase the monthly consulting fee to $20,000, commencing as of July 11, 2011.  On February 12, 2012, we entered into a Second Amendment to the Consulting Agreement engaging the Emmes Group as our senior contractor and project manager responsible for the overall management of the design, development, implementation, and installation of our corporate and regulatory compliant information technology infrastructure and systems. The Second Amendment provided that the term of the consulting agreement shall continue until December 31, 2015 and increased the monthly consulting fee increased.  As of December 31, 2012, we have paid Emmes Group a total of $250,000 in consulting fees (in addition to the grant of the warrant for the purchase of 100,000 shares).  Of this amount, $100,000 was paid in 2012.  The consulting agreement with Emmes Group was terminated in January 2013.  We currently still owe Emmes Group a total of $163,333 under the terminated consulting agreement.

Anthony Cataldo.  Anthony Cataldo was our Chief Executive Officer until his formal resignation on June 19, 2013. On June 19, 2013, the Company entered into a Settlement Agreement and General Release of All Claims (the “Settlement Agreement”) with Anthony Cataldo.  Under the Settlement Agreement, Mr. Cataldo voluntarily resigned as the Company’s chief executive officer, effective as of June 1, 2013, and the Company agreed to pay him a cash payment of $370,000 at such time as the Company obtains financing of more than $5,000,000 following the date of the Settlement Agreement (the “Financing”).  The $370,000 shall be paid within ten business days after the Financing as follows:  (a) a payment of $120,000, less all appropriate federal and state income and employment taxes, will be paid in cash, and (b) and another payment of $250,000, less all appropriate federal and state income and employment taxes, will be paid, which amount will, however, then immediately be reinvested by Company on Mr. Cataldo’s behalf in the Financing, on the same terms and conditions.  The Settlement Agreement also provided for mutual releases of all claims related in any way to the transactions or occurrences between Mr. Cataldo and the Company to the fullest extent permitted by law, including, but not limited to, his employment with Company.

Bristol Investment Fund, Ltd. and Bristol Capital, LLC. Both Bristol Investment Fund, Ltd. and Bristol Capital, LLC (collectively, “Bristol”) participated in the Restructuring that was completed on May 22, 2013. In the Restructuring, Bristol (i) converted approximately $2.92 million of senior secured promissory notes and other indebtedness (including accrued interest and penalties) into shares of Common Stock, (ii) purchased additional shares of Common Stock for $0.01 per share, (iii) received additional shares for no additional consideration, and (iv) exchanged warrants for the purchase of 4,532,514 shares of capital stock into shares of Common Stock. For the foregoing, Bristol collectively received approximately 391 million shares of Common Stock.

On May 24, 2013, Paul Kessler, the founder and manager or Bristol, was elected to this Company’s Board of Directors. As of the date of this Information Statement, Bristol and Kessler collectively owned approximately 27.5% of our Common Stock.

Involvement in Certain Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current or proposed director, officer or affiliate of the Company, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENESIS BIOPHARMA, INC.

Dated: August 22, 2013	By:	/s/ Manish Singh
Name: Manish Singh
Title: Chief Executive Officer